EXHIBIT 99.2

Patagonia Gold Corp.

Condensed Interim Consolidated Financial Statements (Unaudited)

For the Three Months Ended March 31, 2021 and 2020

(All amounts in thousands of United States Dollars unless otherwise stated)

Index

Condensed Interim Consolidated Statements of Financial Position	2

Condensed Interim Consolidated Statements of Loss and Comprehensive Income (Loss)	3

Condensed Interim Consolidated Statements of Changes in Equity	4

Condensed Interim Consolidated Statements of Cash Flows	5

Notes to the Condensed Interim Consolidated Financial Statements	6

Patagonia Gold Corp. Condensed Interim Consolidated Statements of Financial Position (Unaudited - in thousands of U.S. dollars)

	Note	March 31, 2021	December 31, 2020
Current assets
Cash	21	$1,117	$819
Receivables	11, 21	2,718	2,041
Inventories	5	3,151	3,289
Total current assets		6,986	6,149

Non-current assets
Mineral properties	6	16,379	15,922
Mining rights	8	17,339	17,195
Property, plant and equipment	10	12,790	13,233
Goodwill		4,009	4,009
Other financial assets	9, 21	18	16
Deferred tax assets		465	-
Other receivables	12, 21	3,692	3,544
Total non-current assets		54,692	53,919
Total assets		$61,678	$60,068

Current liabilities
Bank indebtedness	13	$2,877	$9,636
Accounts payable and accrued liabilities	14, 19, 21	5,102	4,384
Accounts payable with related parties	14, 19, 21	166	144
Loan payable and current portion of long-term debt	15, 19, 21	222	363
Total current liabilities		8,367	14,527

Non-current liabilities
Long-term debt	16, 21	104	109
Long-term debt with related parties	16, 19, 21	14,980	14,808
Reclamation and remediation obligations	7	5,403	5,139
Deferred tax liabilities		3,726	4,023
Other long-term payables		37	57
Total non-current liabilities		24,250	24,136
Total liabilities		32,617	38,663

Shareholders’ equity
Capital stock	18	11,264	7,320
Contributed surplus		189,405	186,177
Accumulated deficit		(190,716)	(190,541)
Accumulated other comprehensive income		20,353	19,744
Total shareholders' equity attributable to the parent		30,306	22,700
Non-controlling interest		(1,245)	(1,295)
Total shareholders' equity		29,061	21,405
Total liabilities and shareholders’ equity		$61,678	$60,068

Commitments and contingencies (note 24)
Going concern (note 3)
Subsequent events (note 27)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Approved on Behalf of the Board of Directors

Signed “Christopher van Tienhoven” , Director	Signed “Cristian Lopez Saubidet” , Director

Patagonia Gold Corp. Condensed Interim Consolidated Statements of Loss and Comprehensive Income (Loss) For the Three Months Ended March 31, 2021 and 2020 (Unaudited - in thousands of U.S. dollars)

	Note	2021	2020 (restated – note 26)

Revenue		$5,747	$5,215
Cost of sales	5	(3,472)	(2,762)
Gross profit		2,275	2,453

Operating income (expenses):
Exploration expenses		(775)	(570)
Repair and maintenance		(222)	-
Administrative expenses	20	(1,361)	(1,253)
Share-based payments expense	18	(90)	(85)
Interest expense		(300)	(717)
Total operating expense:		(2,748)	(2,625)

Other income/(expenses)
Interest income		55	55
Gain/(loss) on foreign exchange		(464)	(564)
Accretion expense	7	(5)	(6)
Other income	22	-	728
Total other income/(expenses)		(414)	213
Income (loss) – before income taxes		(887)	41

Income tax benefit (expense)		762	(598)
Net loss		$(125)	$(557)

Attributable to non-controlling interest		50	8
Attributable to equity share owners of the parent		(175)	(565)
		(125)	(557)
Other comprehensive income (loss) net of tax
Items that will be reclassified subsequently to profit or loss
Foreign currency translation adjustment		607	(872)
Items that will not be reclassified subsequently to profit or loss
Change in fair value of investment	9	2	(94)
Total other comprehensive income (loss)		609	(966)
Total comprehensive income (loss)		$484	$(1,523)

Weighted average shares outstanding – basic and diluted	17	387,590,011	317,943,990

Net loss per share – basic and diluted	17	$(0.000)	$(0.002)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Patagonia Gold Corp. Condensed Interim Consolidated Statements of Changes in Equity For the Three Months Ended March 31, 2021 and 2020 (Unaudited - in thousands of U.S. dollars)

	Capital stock	Accumulated deficit	Accumulated other comprehensive income	Contributed surplus	Total Attributable to parent	Non-controlling interest	Total

Balance - January 1, 2020 (restated – note 26)	2,588	(186,135)	18,386	180,269	15,108	(1,320)	13,788
Net loss (restated – note 26)	-	(565)	-	-	(565)	8	(557)
Other comprehensive income (restated – note 26)	-	-	(966)	-	(966)	-	(966)
Share based payments (restated – note 26)	-	-	-	85	85	-	85
Balance – March 31, 2020 (restated – note 26)	2,588	(186,700)	17,420	180,354	13,662	(1,312)	12,350

Balance - January 1, 2021	7,320	(190,541)	19,744	186,177	22,700	(1,295)	21,405
Net loss	-	(175)	-	-	(175)	50	(125)
Other comprehensive income	-	-	609	-	609	-	609
Shares and warrants issued (note 18)	4,270	-	-	3,138	7,408	-	7,408
Share and warrant issuance costs (note 18)	(188)	-	-	(138)	(326)	-	(326)
Agent compensation options issued (note 18)	(138)	-	-	138	-	-	-
Share based payments	-	-	-	90	90	-	90
Balance – March 31, 2021	11,264	(190,716)	20,353	189,405	30,306	(1,245)	29,061

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Patagonia Gold Corp. Condensed Interim Consolidated Statements of Cash Flows For the Three Months Ended March 31, 2021 and 2020 (Unaudited - in thousands of U.S. dollars)

	Note	2021	2020 (restated – note 26)
Cash flow from operating activities
Net loss		$(125)	$(557)
Items not affecting cash
Depreciation of property, plant and equipment	10	573	743
Depreciation of mineral properties	6	153	150
Amortization of mining rights	8	25	25
Share based payment expense	18	90	85
Provisions		259	79
Accretion expense	7	5	6
Deferred tax expense/(benefit)		(762)	598
		218	1,129
Net change in non-cash working capital items
(Increase)/decrease in receivables		(825)	291
(Increase)/decrease in inventory		279	(771)
(Increase)/decrease in other financial assets		(3)	94
Increase/(decrease) in accounts payable and accrued liabilities		728	(4)
Increase/(decrease) in accounts payable and accrued liabilities with related parties		22	125
Increase/(decrease) in provision		(20)	(4)
Increase/(decrease) in transaction taxes payable		(10)	(28)
		171	(297)
Net cash provided by operating activities		389	832

Cash flows from investing activities
Purchase of property, plant and equipment	10	(271)	(271)
Purchase of mineral property	6	(610)	(139)
Net cash used in investing activities		(881)	(410)

Cash flow from financing activities
Bank indebtedness (repayment)		(6,759)	(3,411)
Proceeds from loans with related parties		172	2,882
Repayment of loans		(146)	(37)
Shares and warrants issued	18	7,408	-
Share and warrant issuance costs	18	(326)	-
Net cash provided by/(used in) financing activities		349	(566)

Net decrease in cash		(143)	(144)
Effect of foreign exchange on cash		441	158
Cash, beginning of the period		819	685
Cash, end of the period		$1,117	$699

Taxes paid		(10)	(28)
Interest paid		(98)	(7)
Change in value of investments	9	2	(94)

The accompanying notes form an integral part of these condensed interim consolidated financial statements

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

1. Nature of business

On July 24, 2019, Patagonia Gold Corp. (PGDC.TSXV – “the Company” or “Patagonia”) [formerly Hunt Mining Corp (“Hunt”, or “Hunt Mining”)] and Patagonia Gold Limited (“PGL”) [formerly Patagonia Gold PLC (“PGP”)] completed a reverse acquisition (or reverse takeover, the “RTO”) resulting in Hunt acquiring all issued shares of common stock of PGP in exchange for common shares of Hunt on the basis of 10.76 Hunt shares for each PGP share. Hunt issued 254,355,192 common shares to the shareholders of PGP representing an ownership interest of approximately 80%. The operating name of Hunt Mining Corp. was changed to Patagonia Gold Corp.

Patagonia is a mineral exploration and production company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties and exploitation of reserves in Santa Cruz, Rio Negro and Chubut provinces of Argentina.

The condensed interim consolidated financial statements include the accounts of the following subsidiaries after elimination of intercompany transactions and balances:

Corporation	Incorporation	Percentage ownership	Functional currency	Business purpose
Patagonia Gold S.A. (“PGSA”)	Argentina	95.3	US$	Production and Exploration Stage
Minera Minamalu S.A.	Argentina	100	US$	Exploration Stage
Huemules S.A.	Argentina	100	US$	Exploration Stage
Leleque Exploración S.A.	Argentina	100	US$	Exploration Stage
Patagonia Gold Limited (formerly Patagonia Gold PLC)	UK	100	GBP$	Holding
Minera Aquiline S.A.U.	Argentina	100	US$	Exploration Stage
Patagonia Gold Canada Inc.	Canada	100	CAD$	Holding
Patagonia Gold Chile S.C.M.	Chile	100	CH$	Exploration Stage
Ganadera Patagonia S.R.L.	Argentina	100	US$	Land Holding
1272680 B.C. Ltd (formerly 1494716 Alberta Ltd.)	Canada	100	CAD$	Nominee Shareholder

The Company’s activities include the exploration and production of minerals from properties in Argentina and Chile. On the basis of information to date, properties where it has not yet been determined if economically recoverable reserves exist are classified as exploration-stage. Properties where economically recoverable reserves exist and are being exploited are classified as production-stage. The underlying value of the mineral properties is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

On some properties, ongoing production and sales of gold and silver are being undertaken without established mineral resources or reserves and the Company has not established the economic viability of the operations. As a result, there is increased uncertainty and economic risks of failure associated with these production activities. Despite the sale of gold and silver, these projects remain in the exploration stage because management has not established proven or probable reserves required to be classified in either the development or production stage.

2. Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and do not include all of the information required for annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020.

Prior to the reverse acquisition, Patagonia Gold Limited prepared its December 31, 2018 annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Upon the reverse acquisition with Patagonia Gold Corp, Patagonia Gold Limited became the ongoing entity for accounting purposes and Patagonia Gold Limited had to switch to reporting under US GAAP as Patagonia Gold Corp. is a registrant with the U.S. Securities and Exchange Commission (“SEC”). The Company prepared its interim financial statements for the three months ended March 31, 2020 in accordance with US GAAP. Effective June 30, 2020, the Company obtained “foreign private issuer” status in accordance with SEC guidelines and became eligible to satisfy its reporting requirements using IFRS. As such, the Company has prepared these condensed interim consolidated financial statements in accordance with IFRS as issued by IASB. A reconciliation of the restatement from US GAAP to IFRS is included in note 26 for the condensed interim consolidated statements of loss and comprehensive loss, changes in equity and cashflows for the three months ended March 31, 2020.

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

The condensed interim consolidated financial statements were approved by the Company’s Board of Directors on May 27, 2021.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. In addition, these interim financial statements have been prepared using the accrual basis of accounting.

The Company’s presentation currency is the US Dollar.
2. Going Concern
3. Going concern

The accompanying condensed interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. During the three months ended March 31, 2021, the Company had a net loss of $125 (2020 - $557). As at March 31, 2021, the Company has negative working capital of $1,381 (December 31, 2020 - $8,378) and had an accumulated deficit of $190,716 (December 31, 2020 - $190,541). These aforementioned conditions have resulted in material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon generating positive cash flows from operations as well as obtaining debt and equity financing. However, there can be no assurance that the steps management is taking will be successful. The accompanying condensed interim consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. that might result from the outcome of this uncertainty. These adjustments could have a material impact on the condensed interim consolidated financial statements.

4. Significant accounting policies and critical accounting judgements and estimates

(a) Significant accounting policies

Except as noted below, these condensed interim consolidated financial statements follow the same accounting policies as the Company’s annual audited consolidated financial statements for the year ended December 31, 2020. For a complete list of accounting policies applied by the Company, see note 4 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.

Equity

Capital stock represents the proceeds received on the issuance of common shares. Proceeds from unit placements are allocated between common shares and warrants using the relative fair value method. The fair value of the Company’s common shares is determined using the closing trading price on the date of issuance, and the fair value of the warrants is determined using the Black-Scholes option-pricing model. The proceeds allocated to warrants are recorded in contributed surplus. Costs directly attributable to the issuance of shares and warrants are treated as a reduction in capital stock and warrants on a pro-rata basis.

New accounting standards issued but not yet effective

The IASB issued an amendment to IAS 16, Property, Plant and Equipment, to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The Company will evaluate the impact, if any, on its consolidated financial statements prior to the effective date of January 1, 2022.

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

The IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes:

•	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
•	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
•	Clarifying how lending conditions affect classification; and
•	Clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

The Company will evaluate the impact, if any, on its consolidated financial statements prior to the effective date of January 1, 2023.

(b) Critical accounting judgements and estimates

The preparation of these condensed interim consolidated financial statements requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. Except as noted below, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2020.

Warrants

The Company determines fair value of warrants issued using the Black-Scholes option-pricing model which requires the input of highly subjective assumptions. These assumptions include estimating the future volatility of the stock price. While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

5. Inventories

	March 31, 2021	December 31, 2020
	$’000	$’000

Gold held on carbon	$1,172	$1,421
Materials and supplies	1,979	1,868
	$3,151	$3,289

During the three months ended March 31, 2021, the Company expensed $2,661 (2020 – $1,916) of inventories on the condensed interim consolidated statements of loss and comprehensive income (loss).

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

6. Mineral properties

	Mining assets	Surface rights acquired	Total
	$’000	$’000	$’000
Cost
Balance – January 1, 2020	$23,181	$6,459	$29,640
Additions	942	-	942
Balance - December 31, 2020	$24,123	$6,459	$30,582
Additions	610	-	610
Balance – March 31, 2021	$24,733	$6,459	$31,192

Amortization
Balance - January 1, 2020	$13,275	$908	$14,183
Change for the period	477	-	477
Balance - December 31, 2020	$13,752	$908	$14,660
Charge for the period	153	-	153
Balance – March 31, 2021	$13,905	$908	$14,813

Net book value
December 31, 2020	$10,371	$5,551	$15,922
March 31, 2021	$10,828	$5,551	$16,379

Trilogy Mining Corporation

In January 2016, Patagonia Gold Limited (“PGL”) entered into an earn–in agreement with Trilogy Mining Corporation (“Trilogy”) in relation to the San José Project in Uruguay. This was recognized within mining assets at a cost of $1,996. In December 2019, the Company announced the termination of its option agreement with Trilogy and in exchange received common shares of Trilogy, that will result in PGL owning 42.5% of the then issued and outstanding shares of Trilogy. In connection with the termination of the option agreement, the Company impaired $1,996 of the mining asset related to San José Project in Uruguay during the year ended December 31, 2019.

Lomada project

All development costs incurred with respect to the Lomada project, from September 1, 2010 and onwards, have been capitalized as mineral properties and included under mining assets. The project completed the trial heap leach phase and entered full commercial production in the third quarter of 2013. Amortization is charged based on the unit-of-production method.

In February 2019, the Company reviewed the production profile for Lomada. Given the lower than anticipated recoveries, the Company made the decision to close the Lomada project.

Following receipt of a preliminary permit on October 7, 2020, the Company restarted mining operations at Lomada de Leiva in November 2020, which had been previously closed since in February 2019. The expenses related to the development of the new pit were capitalized as Mineral Properties. The Company expects to continue residual production from fresh material placed on the heap leach pad.

Cap-Oeste project

The Company completed the development of Cap-Oeste Project in September 2016, entered into production in the last quarter of that year. As a result of the experience gained at Lomada, no trial production period was required at Cap-Oeste. Revenue from commercial production was therefore recognised from the outset. The capitalized development costs are amortized based on the unit of production method.

In February 2019, the Company reviewed the production profile for 2019 for Cap-Oeste. Given the expected lower production volumes, the Company made the decision to put Cap-Oeste on care and maintenance until a suitable solution to extract and process the high-grade underground resource from Cap-Oeste has been identified. Residual production continued at Cap-Oeste and the Company continued to capitalize costs under inventories.

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

Mina Angela

In September 2020, the Company entered into a definitive option agreement with Latin Metals Inc. which granted the Company an irrevocable option to acquire a 100% interest in the Mina Angela property. Pursuant to the definitive agreement, the Company has paid $250 representing the first earn-in payment. The Company shall decide whether to exercise the option no later than six months from the date of the definitive agreement. If the Company elects to exercise the option, they shall pay the second earn-in payment of $250. A further and final payment of $500 is expected to be paid within 30 days of verification that the legal restrictions preventing development of mining activity in the Chubut Province and at the Mina Angela property have been lifted in such a manner that Patagonia has the ability to perform exploration and exploitation mining activities on the property. In addition, Latin Metals Inc. will be entitled to receive a 1.25% Net Smelter Royalty (“NSR”) from future production. The Company has the right to repurchase half of the NSR for $1,000. On March 12, 2021, the Company exercised the option to acquire 100% interest in the Mina Angela property and subsequently paid the second earn-in payment of $250.

Surface rights

The Company owns the surface rights of land encompassing the Estancia La Bajada, Estancia El Tranquilo, Estancia El Rincon, Estancia La Josefina and the Estancia 1° de Abril.

There is a back in right granted to the sellers under Estancia El Rincon’s title deed whereby the Company irrevocably committed to resell the estancia to its former owner in the event that two consecutive years elapse without mining activities. Current activity on this property includes the Lomada Project.

Mina Martha project

On May 6, 2016, the Company acquired the assets of the Mina Martha project from Coeur Mining Inc. (“Coeur”). The Mina Martha project consists of land, mineral rights, a mine camp, offices, a warehouse, maintenance shop, mining facilities including a flotation mill and a tailings retention facility.

La Josefina project

In March 2007, the Company acquired the exploration and development rights to the La Josefina project from Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”) the Santa Cruz provincial mining and petroleum company.

In July 2007, the Company entered into an agreement (subsequently amended) with Fomicruz which provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. The Company would own 81% of the joint venture company and Fomicruz would own the remaining 19%. Fomicruz has the option to earn up to a 49% participating interest in the JV Corporation by reimbursing the Company an equivalent amount, up to 49%, of the exploration investment made by the Company. The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV Corporation at a purchase price of $0.2 million per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can also purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase price with Fomicruz. Under the agreement, the Company has until the end of 2019 to complete cumulative exploration expenditures of $18 million and determine if it will enter into production on the property. As at December 31, 2018, the Company had incurred approximately $20 million and is in current discussions with Fomicruz to develop a plan for production. In October 2019, the agreement was extended until April 30, 2021 which period may be extended for an additional one-year term.

7. Reclamation and remediation obligations

The Company is legally required to perform reclamation on sites where environmental disturbance is caused by the development or on-going mining of a property to restore it to its original condition at the end of its useful life. In accordance with IFRS, the Company recognized the fair value of that liability as an asset retirement obligation. The total amount of undiscounted cash flows required to settle the estimated obligation is $5,470 (December 31, 2020 - $5,182) which has been discounted using a weighted average risk-free rate of 0.22% (December 31, 2020 – 0.19%) and an inflation rate of 2.62% (December 31, 2020 – 1.36%).

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

The following table describes the changes to the Company's reclamation and remediation obligation liability:

	March 31, 2021	December 31, 2020
	$’000	$’000
Reclamation and remediation obligation - beginning of period	$5,139	$5,803
Change in estimate	259	(677)
Accretion expense	5	13
Reclamation and remediation obligation - end of period	$5,403	$5,139

The Company reassess the cost of reclamation and remediation obligations periodically given new information regarding changes to the risk-free rate, inflation rate and undiscounted cash flow. During the three months ended March 31, 2021 and the year ended December 31, 2020, the change in estimate relates to revisions to the estimated undiscounted cashflow obligations.

8. Mining rights

	Fomicruz Agreement	Minera Aquiline Argentina	Total
	$’000	$’000	$’000
Balance – January 1, 2020	$3,188	$13,809	$16,997
Amortization	(100)	-	(100)
Exchange differences	-	298	298
Balance - December 31, 2020	$3,088	$14,107	$17,195
Amortization	(25)	-	(25)
Exchange differences	-	169	169
Balance – March 31, 2021	$3,063	$14,276	$17,339

Fomicruz Agreement

On October 14, 2011, Patagonia Gold, PGSA and Fomicruz entered into a definitive strategic partnership agreement in the form of a shareholders’ agreement (“Fomicruz Agreement”) to govern the affairs of PGSA and the relationship between the Company, PGSA and Fomicruz. Pursuant to the Fomicruz Agreement, Fomicruz contributed to PGSA the rights to explore and mine Fomicruz’s mining properties in Santa Cruz Province in exchange for a 10% equity interest in PGSA. The Fomicruz Agreement establishes the terms and conditions of the strategic partnership for the future development of certain PGSA mining properties in the Santa Cruz. The Company will fund 100% of all exploration expenditures on the PGSA properties to the pre-feasibility stage, with no dilution to Fomicruz. After feasibility stage is reached, Fomicruz is obliged to pay its 10% share of the funding incurred thereafter on the PGSA properties, plus annual interest at LIBOR +1% to the Company. Such debt and interest payments will be guaranteed by an assignment by Fomicruz of 50% of the future dividends otherwise payable to Fomicruz on its shares. The Company will manage the exploration and potential future development of the PGSA properties.

The mining rights acquired have been measured by reference to the estimated fair value of the equity interest given to Fomicruz. Management has estimated the fair value of the 10% interest in PGSA acquired by Fomicruz, on or about October 14, 2011 at $4 million. In determining this fair value estimate, management considered many factors including the net assets of PGSA and the illiquidity of the 10% interest. This amount has been recorded as an increase in the equity of PGSA and as a mining right asset. In these condensed interim consolidated financial statements, the increase in equity in PGSA has been recorded as non-controlling interest. The initial share of net assets of PGSA ascribed to the non-controlling interest amounted to $4 million.

Effective January 1, 2020, the Company’s former subsidiary Cerro Cazador S.A merged with PGSA and as a result, Formicruz has a 4.7% interest in the newly merged entity.

Minera Aquiline Argentina Agreement

On January 31, 2018, Patagonia, through a wholly owned subsidiary (Patagonia Gold Canada Inc. “PGCAD”), acquired the Calcatreu gold asset in Rio Negro, Argentina, by way of acquiring 100% of the shares of Minera Aquiline Argentina S.A. (“MASA”), a subsidiary of Pan American Silver Corporation. Total consideration for the acquisition amounted to $15 million. PGCAD has made the initial payment of $5 million on January 31, 2018 and the final payment of $10 million on legal completion on May 18, 2018.

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

This transaction was accounted for as an asset acquisition and the purchase consideration was allocated to Mining Rights at $14.6 million and other net assets at $0.4 million. These mining rights will be amortized on a unit-of-production method over the estimated period of economically recoverable resources once the project reaches the commercial production phase.

9. Other financial assets

The Company has short-term investments in equity securities which are recorded at fair value through other comprehensive income/(loss). As at March 31, 2021, the fair value of the short-term investments is $18 (December 31, 2020 - $16).

The Company had a performance bond that was originally required to secure the Company’s rights to explore the La Josefina property. It was a step-up US dollar denominated 2.5% coupon bond, paying quarterly, issued by the Government of Argentina with a face value of $600 and a maturity date of 2035. The bond traded in the secondary market in Argentina. The bond was originally purchased for $247. Since Cerro Cazador S.A. (“CCSA”) fulfilled its exploration expenditure requirement mandated by the agreement with Fomicruz, the performance bond was no longer required to secure the La Josefina project. Therefore, in September 2010 the Company used the bond to secure the La Valenciana project, an additional Fomicruz exploration project.

During the year ended December 31, 2020, the Company sold the performance bond for $400. There were no restrictions of the performance bond prior to the sale.

Changes in the fair value of these financial assets are recorded as other comprehensive income (loss).

10. Property, plant and equipment

	Plant	Buildings	Vehicles and equipment	Improvements and advances	Total
	$’000	$’000	$’000	$’000	$’000
Cost
Balance – January 1, 2020	$15,326	$1,979	$23,024	$852	$41,181
Additions	114	-	260	602	976
Disposals	-	-	(14)	(415)	(429)
Balance – December 31, 2020	$15,440	$1,979	$23,270	$1,039	$41,728
Additions	1	-	261	9	271
Balance – March 31, 2021	$15,441	$1,979	$23,531	$1,048	$41,999

Accumulated depreciation
Balance – January 1, 2020	$13,130	$201	$12,215	$-	$25,546
Disposals	-	-	(12)	-	(12)
Depreciation for the period	272	161	2,528	-	2,961
Balance – December 31, 2020	$13,402	$362	$14,731	$-	$28,495
Depreciation for the period	68	40	606	-	714
Balance – March 31, 2021	$13,470	$402	$15,337	$-	$29,209

Net book value
December 31, 2020	$2,038	$1,617	$8,539	$1,039	$13,233
March 31, 2021	$1,971	$1,577	$8,194	$1,048	$12,790

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

11. Receivables

	March 31,	December 31,
	2021	2020
	$’000	$’000
Receivable from sales	$ 937	$ 156
Recoverable value added tax (“VAT”)	1,230	1,217
Other receivables	551	668
Total	$ 2,718	$ 2,041

12. Other receivables

	March 31,	December 31,
	2021	2020
	$’000	$’000
Recoverable value added tax (“VAT”)	$ 820	$ 722
Other receivables	2,872	2,822
Total	$ 3,692	$ 3,544

On 14 October 2011, the Company, its subsidiary PGSA and Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”), the Santa Cruz provincial mining and petroleum company, entered into an agreement in the form of a shareholders’ agreement (“Fomicruz Agreement”) to govern the affairs of PGSA and the relationship between the Company, PGSA and Fomicruz. Pursuant to the Fomicruz Agreement, Fomicruz contributed to PGSA the rights to explore and mine Fomicruz’s mining properties in Santa Cruz Province in exchange for a 10% equity interest in PGSA (subsequently reduced to 4.7% after a corporate reorganization whereby the Company’s former subsidiary Cerro Cazador SA merged with PGSA to become one legal entity). The Fomicruz Agreement establishes the terms and conditions of the strategic partnership for the future development of certain PGSA mining properties in the Province. The Company will fund 100% of all exploration expenditures on the PGSA properties to the pre-feasibility stage, with no dilution to Fomicruz. After feasibility stage is reached, Fomicruz is obliged to pay its 10% share of the funding incurred thereafter on the PGSA properties, plus annual interest at LIBOR +1% to the Company. Such debt and interest payments will be guaranteed by an assignment by Fomicruz of 50% of the future dividends otherwise payable to Fomicruz on its shares.

Effective June 2020, Fomicruz and the Company agreed to terminate the Fomicruz Agreement, expressly stating that they have no mutual claims under it. PGSA, Minamalú and Fomicruz have assumed the commitment to enter into a new shareholders agreement within thirty days following the Shareholder’s meeting of PGSA (the “Meeting”) by virtue of which Minamalú becomes a shareholder of PGSA. As of the date of approval of these condensed interim consolidated financial statements, the Meeting has not been held.

As at March 31, 2021, other receivables include $2,263 (December 31, 2020 - $2,185) of recoverable costs from Fomicruz related to its share of the funding incurred on the PGSA properties.

The remaining other receivables balance consists of tax receivables.

13. Bank indebtedness

As at March 31, 2021, the Company has bank indebtedness of $2,877 (December 31, 2020 – $9,636) in the form of operating lines of credit which have an interest rate of 1.8% plus refinancing rate and mature on December 31, 2021. On November 16, 2020, the maturity of the operating lines of credit was extended from January 31, 2021 to December 31, 2021. All other terms of the operating lines of credit remain unchanged.

As at March 31, 2021, the interest rate on the lines of credit is 2.75% (December 31, 2020 – 2.75%). The lines of credit have no specific terms of repayment and the Company renews them every year.

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

14. Accounts payable and accrued liabilities

	March 31,	December 31,
	2021	2020
	$’000	$’000
Trade accounts payable and accrued liabilities	$2,950	$2,510
Other accruals	2,152	1,874
Accounts payable to related parties (note 19)	166	144
Total	$5,268	$4,528

15. Loan payable, lease payable and current portion of long-term debt

	March 31,	December 31,
	2021	2020
	$’000	$’000
Current portion of long-term debt (note 19)	$213	$340
Leases payable	9	23
Total	$222	$363

16. Long-term debt

	March 31,	December 31,
	2021	2020
	$’000	$’000
Loan to related party secured by a letter of guarantee from the Company, at 5% interest per annum, due December 31, 2022 (note 19)	$13,961	$13,961

Loan secured by assets of the Company, at 5.75% interest per annum, due 2022	316	448

Accrued interest on debt	1,020	848
	$15,297	$15,257
Less current portion	(213)	(340)
	$15,084	$14,917

Principal payments on long-term debts are due as followed:

Year ending December 31,
2021	213
2022	15,084

17. Net loss per share

Basic and diluted net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. There were no dilutive items outstanding for the period as the Company had a net loss and the effect of any stock options or warrants would be anti-dilutive.

The net loss per share is as follows:

	March 31,	March 31,
	2021	2020
Net loss	$(125)	$(557)
Weighted average number of common shares outstanding – basic and diluted	387,590,011	317,943,990
Net loss per share – basic and diluted	$(0.000)	$(0.002)

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

18. Capital stock

Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued:

	Number of common	Amount
	share outstanding	$’000
Balance at January 1, 2020	317,943,990	$2,588
Shares issued to settle debts	45,241,388	4,749
Share repurchased	(155,000)	(17)
Balance at December 31, 2020	363,030,378	$7,320
Shares issued in private placement	104,086,063	4,270
Share issuance costs	-	(326)
Balance at March 31, 2021	467,116,441	$11,264

Preferred shares are non-redeemable and non-transferrable with discretionary dividends and hence are classified as equity. Preferred shares shall be issued at a price of $0.30 per share and will not have voting rights. As at March 31, 2021 and December 31, 2020, there were no preferred shares issued by the Company.

Private placement

On March 10, 2021, the Company completed a private placement offering and raised gross proceeds of $7,408 (CAD $9,368) through the issuance of 104,086,063 units of the Company at a price of $0.09 CAD per unit. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.13 CAD until March 10, 2024. Of the total gross proceeds of $7,408, $4,270 was allocated to common shares and $3,138 was allocated to warrants based on the relative fair value method using the share price at the time of the issuance and the Black-Scholes option pricing model.

In connection with the private placement, the Company incurred cash commissions and expenses of $326, of which $188 was allocated to common shares and $138 was allocated to warrants.  The Company also issued 2,509,586 Agent compensation options which are exercisable for one unit of the Company at a price of $0.09 CAD per compensation option. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.13 CAD until March 10, 2024. The fair value of the Agent compensation options on grant date was estimated to be $138 using the Black-Scholes option pricing model.

A director of the Company participated in the private placement and subscribed for a total of 57,777,777 units for gross proceeds of $4,112.

Normal Course Issuer Bid

On February 19, 2020, the Company announced that it has received approval from the TSX Venture Exchange (“TSXV”) of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, the Company may purchase for cancellation up to 15,897,199 common shares (the “Shares”) (representing approximately 5% of its 317,943,990 issued and outstanding common shares as of February 17, 2020) over a twelve (12) month period commencing on February 21, 2020. The NCIB expired on February 20, 2021 and was not renewed.

During the year ended December 31, 2020, the Company repurchased 155,000 common shares under the NCIB for $17. During the three months ended March 31, 2021, the Company did not repurchase any shares.

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

Shares issued to settle debts

On October 30, 2020, the Company issued 44,040,277 common shares to an entity controlled by a director at a deemed price of approximately $0.227 (CAD $0.30) per share to settle an aggregate face value of $10,000 outstanding debt owed by the Company to the director and entities controlled by the director. The converted face value of the debt consisted of $4,822 of long-term debt with related parties and $5,178 of accounts payable with related parties. Following the debt conversion, the face value of the balance of $1,458 in accounts payable owed to the director and entities controlled by the director in respect of interest, wages, rent and administration expenses was settled in full through a cash payment of $720.

Prior to the debt settlement, the fair value of the outstanding debts in the Company’s consolidated financial statements was $10,147 which consisted of $4,233 of long-term debt with related parties and $5,914 of accounts payable with related parties.

The value of the common shares issued was determined to be $4,630 using a fair market value of approximately $0.105 (CAD $0.14) per common share based on the closing price of the Company’s shares on the date of issuance. The resulting $5,517 gain on settlement of debt was recorded under contributed surplus on the consolidated statements of changes in equity.

On November 24, 2020, the Company issued 1,201,111 common shares to certain directors to settle an aggregate of $128 outstanding directors fees. The value of the common shares issued was determined to be $119 using a fair market value of approximately $0.10 (CAD $0.14) per common share based on the closing price of the Company’s shares on the date of issuance. The resulting $9 gain on settlement of director fees was recorded under contributed surplus on the consolidated statements of changes in equity.

Stock options

Under the Company’s share option plan, and in accordance with TSX Venture Exchange requirements, the number of common shares reserved for issuance under the option plan shall not exceed 10% of the issued and outstanding common shares of the Company, have a maximum term of 5 years and vest at the discretion of the Board of Directors. In connection with the foregoing, the number of common shares reserved for issuance to: (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares; and (b) all consultants will not exceed 2% of the issued and outstanding common shares.

All equity-settled share-based payments are ultimately recognized as an expense in the condensed interim consolidated statements of loss and comprehensive income (loss) with a corresponding credit to “Contributed Surplus”. If vesting periods or other non-market vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

	Three months ended March 31, 2021		Year ended December 31, 2020
	Number of options	Weighted Average Price (CAD)	Number of options	Weighted Average Price (CAD)
Balance, beginning of period	17,250,000	$0.118	7,650,000	$0.065
Granted	-	-	9,600,000	0.160
Balance, end of period	17,250,000	$0.118	17,250,000	$0.118

As at March 31, 2021, the following stock options were outstanding:

Exercise price (CAD)	Options vested	Options unvested	Total outstanding	Remaining contractual life (years)	Expiry date
$0.065	7,650,000	-	7,650,000	3.49	September 25, 2024
$0.160	-	9,600,000	9,600,000	4.37	August 13, 2025
	7,650,000	9,600,000	17,250,000	3.98

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

On August 14, 2020, the Company granted 9,600,000 options to directors, officers, and employees with an exercise price of CAD $0.16 and an expiry date of August 14, 2025. The options vest in three equal trances on the first, second and third anniversary of the grant date. The fair value of the options on grant date was estimated to be $1,440. The fair value of the options was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.35%
Expected volatility	172.95%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	0%
Stock price	CAD$ 0.15

During the three months ended March 31, 2021, the Company recognized share-based payments expense of $90 (2020 - $85).

Agent compensation options

	Three months ended March 31, 2021
	Number of Agent compensation options	Weighted average price
Balance, beginning of period	-	$ -
Issued	2,509,586	0.09
Balance, end of period	2,509,586	$ 0.09

In connection with the private placement on March 10, 2021, the Company issued 2,509,586 Agent compensation options which are exercisable for one unit of the Company at a price of $0.09 CAD per Agent compensation option. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.13 CAD until March 10, 2024. The fair value of the Agent compensation options on grant date was estimated to be $138. The fair value of the Agent compensation options was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.25%
Expected volatility	140.69%
Expected life (years)	3
Expected dividend yield	0%
Unit price	CAD$ 0.09

As at March 31, 2021 the following Agent compensation options were outstanding:

Exercise price	Number outstanding	Remaining Contractual Life (Years)	Expiry date
$0.09	2,509,586	2.95	March 10, 2024

Warrants

	Three months ended March 31, 2021
	Number of warrants	Weighted average price
Balance, beginning of period	-	$ -
Issued	104,086,063	0.13
Balance, end of period	104,086,063	$ 0.13

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

In connection with the March 10, 2021 private placement, the Company issued 104,086,063 common share purchase warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.13 CAD until March 10, 2024. The fair value of the warrants on grant date was estimated to be $5,441. The fair value of the warrants was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.25%
Expected volatility	140.69%
Expected life (years)	3
Expected dividend yield	0%
Stock price	CAD$ 0.09

As at March 31, 2021 the following warrants were outstanding:

Exercise price	Number outstanding	Remaining Contractual Life (Years)	Expiry date
$0.13	104,086,063	2.95	March 10, 2024

19.  Related party transactions

Key management personnel include the members of the Board of Directors and executive officers of the Company. Related party transactions and balances not disclosed elsewhere in the condensed interim consolidated financial statements are as follows:

Name and Principal Position		Remuneration, fees or interest expense	Loans or Advances	Remuneration, fees, or interest payments	Loan payments	Included in Accounts Payable	Included in Loan Payable and Long-term debt
		Three months ended March 31,				As at March 31, 2021 and December 31, 2020
		$’000	$’000	$’000	$’000	$’000	$’000
A company controlled by a director - admin, office, and interest expenses	2021	-	-	-	-	-	-
	2020	95	-	-	-	-	-
A company controlled by a director - admin, office, and interest expenses	2021	188	-	-	-	142	14,980
	2020	145	2,550	-	-	126	14,808
Directors - salaries and wages	2021	112	-	106	-	24	-
	2020	337	-	317	-	18	-
Director -loans	2021	-	-	-	-	-	-
	2020	-	347	-	-	-	-

As at March 31, 2021, the Company has $166 (December 31, 2020 - $144) in accounts payable owing to related parties which relate primarily to directors fees and office rent.

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

20.  Administrative expenses

	Three months ended March 31,
	2021	2020
	$’000	$’000
General and administrative	$725	$713
Argentina statutory taxes	196	100
Professional fees	98	68
Operating leases	16	21
Directors’ remuneration	55	59
Loss (gain) on sale of property, plant and equipment	-	(5)
Depreciation of property, plant and equipment	714	743
Depreciation allocated to inventory	(645)	(732)
Depreciation of mineral properties	153	163
Amortization of mining rights	25	25
Consulting fees	14	98
Transaction taxes expense (income)	10	-
Total	$1,361	$1,253

21. Financial instruments

The Company’s financial instruments consist of cash, receivables, other financial assets, bank indebtedness, accounts payable and accrued liabilities, loan payable, interest payable, and long-term debt.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

•
Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2: inputs, other than quoted prices, that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace.

•	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

Fair value

As at March 31, 2021, there were no changes in the levels in comparison to December 31, 2020. The fair values of financial instruments are summarized as follows:

	March 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
	$‘000	$‘000	$‘000	$‘000
Financial assets

Amortized cost
Cash	1,117	1,117	819	819
Receivables and other receivable ¹	4,360	4,306	3,646	3,646

Fair value through other comprehensive income
Other financial assets (Level 1)	18	18	16	16

Financial liabilities

Amortized cost
Bank indebtedness	2,877	2,877	9,636	9,636
Accounts payable and accrued liabilities	5,268	5,268	4,528	4,528
Loan payable and current portion of long-term debt	222	222	363	363
Long-term debt	15,084	15,084	14,917	14,917

¹ Amounts exclude value added tax (“VAT”) recoverable of $2,050 and $1,939 as at March 31, 2021 and December 31, 2020.

Other financial assets are measured based on Level 1 inputs of the fair value hierarchy on a recurring basis.

The carrying value of receivables, other receivable, accounts payable and accrued liabilities and bank indebtedness approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for the financial assets.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with high quality financial institutions and limits the amount of credit exposure with any one institution. Receivables consist of trade receivables and VAT recoverable and are not considered subject to significant risk, because the amounts are due from a government and a customer who is considered credit worthy.

Market Risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk and currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company is exposed to interest rate risk with regards to its bank indebtedness which is comprised of lines of credits at variable interest rates. To the extent that changes in the prevailing market interest rates differ from the interest rates on the Company’s monetary liabilities, the Company is exposed to interest rate price risk.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

Credit Risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. Credit risk is managed by dealing with parties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the parties. The majority of accounts receivable relate to the sale of gold and silver.

The Company currently maintains a substantial portion of its day-to-day operating cash balances at financial institutions. As at March 31, 2021, the Company had total cash balances of $1,117 (December 31, 2020 - $699) at financial institutions, where $Nil (December 31, 2020 - $Nil) is in excess of federally insured limits.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due. The Company’s management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. As at March 31, 2021, the Company had current assets of $6,986 (December 31, 2020 - $6,149) to settle current liabilities of $8,367 (December 31, 2020 - $14,527).

Concentration risk

The Company has concentrations of credit risk with respect to its trade receivables, the majority of which are concentrated internationally amongst a small number of customers. As at March 31, 2021 and December 31, 2020, the Company had two (2) customers that make up the entire balance of the trade receivables. The Company controls credit risk through monitoring procedures, and by performing credit evaluations of its customers, but generally does not require collateral to secure accounts receivable.

22. Other income

As part of the Company´s treasury management, the Company trades certain securities denominated in US dollar and Argentine Peso. The gain on disposition of these securities is recorded as other income on the condensed interim consolidated statements of loss and comprehensive income (loss). During the three months ended March 31, 2021, the Company recognized a gain of $Nil (2020 – $728).

23. Segment reporting

All of the Company’s operations are in the mineral properties exploration industry with its principal business activity in mineral exploration. The Company conducts its activities primarily in Argentina. All of the Company’s long-lived assets are located in Argentina.

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

The Company’s net income/(loss) and its geographic allocation of total assets and total liabilities may be summarized as follows:

For the three months ended March 31, 2021
	Argentina
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
Revenue	$1,159	$4,588	$-	$-	$-	$-	$-	$5,747
Cost of sales	(1,288)	(2,184)	-	-	-	-	-	(3,472)
Gross profit (loss)	$(129)	$2,404	$-	$-	$-	$-	$-	$2,275

Operating expense
Exploration expense	$-	$-	$(429)	$(25)	$(321)	$-	$-	$(775)
Repair and maintenance	-	-	-	(222)	-	-	-	(222)
Administrative expenses	(76)	(77)	(39)	-	(730)	(109)	(236)	(1,267)
Depreciation expense	-	-	(5)	-	(64)	(25)	-	(94)
Share-based payments	-	-	-	-	-	-	(90)	(90)
Interest expense	-	-	-	-	(100)	(125)	(75)	(300)
Total operating expense	$(76)	$(77)	$(473)	$(247)	$(1,215)	$(259)	$(401)	$(2,748)

Other income/(expense)
Interest income	$-	$-	$-	$-	$55	$-	$-	$55
Gain/(loss) on foreign exchange	-	-	(3)	-	(399)	(99)	37	(464)
Accretion expense	(2)	(2)	-	(1)	-	-	-	(5)
Other expenses	-	-	-	-	-	-	-	-
Total other income/(expense)	$(2)	$(2)	$(3)	$(1)	$(344)	$(99)	$37	$(414)

Income/(loss) – before income tax	$(207)	$2,325	$(476)	$(248)	$(1,559)	$(358)	$(364)	$(887)
Income tax/(benefit)	-	-	-	-	762	-	-	762
Net income/(loss)	$(207)	$2,325	$(476)	$(248)	$(797)	$(358)	$(364)	$(125)

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

For the three months ended March 31, 2020
	Argentina
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
Revenue	$1,337	$3,447	$-	$431	$-	$-	$-	$5,215
Cost of sales	(632)	(1,763)	-	(367)	-	-	-	(2,762)
Gross profit (loss)	$705	$1,684	$-	$64	$-	$-	$-	$2,453

Operating expense
Exploration expense	$-	$-	$(247)	$(40)	$(283)	$-	$-	$(570)
Administrative expenses	-	(150)	(51)	-	(684)	(154)	(178)	(1,217)
Depreciation expense	-	-	(4)	-	(7)	(25)	-	(36)
Impairment of mineral properties	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	-	(85)	(85)
Interest expense	-	-	-	-	(188)	(199)	(330)	(717)
Total operating expense	$-	$(150)	$(302)	$(40)	$(1,162)	$(378)	$(593)	$(2,625)

Other income/(expense)
Interest income	$-	$-	$1	$-	$54	$-	$-	$55
Gain/(loss) on foreign exchange	-	-	(230)	-	(1,252)	979	(61)	(564)
Accretion expense	(3)	(1)	-	(2)	-	-	-	(6)
Other expenses	-	-	-	-	728	-	-	728
Total other income/(expense)	$(3)	$(1)	$(229)	$(2)	$(470)	$979	$(61)	$213

Income/(loss) – before income tax	$702	$1,533	$(531)	$22	$(1,632)	$601	$(654)	$41
Income tax/(benefit)	-	-	(17)	-	(581)	-	-	(598)
Net income/(loss)	$702	$1,533	$(548)	$22	$(2,213)	$601	$(654)	$(557)

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

	Total Assets		Total liabilities
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
	$’000	$’000	$’000	$’000
Argentina – Cap Oeste	$14,631	$14,585	$2,026	$1,880
Argentina – Lomada	5,402	4,616	4,258	3,808
Argentina – Calcatreu	15,511	15,343	626	490
Argentina – Martha & La Josefina	12,506	12,704	2,389	2,298
Argentina and Chile	9,014	8,553	2,597	5,355
United Kingdom	24	122	11,535	15,678
North America	4,590	4,145	9,186	9,154
Total	$61,678	$60,068	$32,617	$38,663

24. Commitments and contingencies

Republic Metals Corporation (“Republic”) filed for protection under Chapter 11 of the United States Bankruptcy Code on November 2, 2018 (the “Petition Date”) in the United States Bankruptcy Court for the Southern District of New York. Republic processed material from the Company’s Lomada and Cap-Oeste projects in the Santa Cruz province of Argentina prior to the Petition Date. The Chapter 11 plan of liquidation in the bankruptcy proceedings appointed a Litigation Trustee (the “Trustee”) to handle the Bankruptcy Estate of Republic. The Company received a demand letter (the “Demand Letter”) from the Trustee dated March 17, 2020, demanding repayment of amounts previously paid by Republic to the Company within 90 days before the Petition Date. The Company reviewed the Demand Letter with its independent US counsel and counsel has responded to the Demand Letter. Republic was required to have commenced an action to recover the Preference Amount by November 2, 2020. As of the date of approval of these interim financial statements, no litigation has been brought by Republic against the Company. No provision has been accrued in these interim financial statements related to the Demand Letter as Management does not anticipate that the Company will have to repay any of the amounts previously received from Republic.

25. COVID-19

On March 11 2020, the World Health Organization (WHO) stated the “public health emergency of international concern” and declared the state of pandemic worldwide due to the COVID-19’s outbreak in Wuhan, China and its subsequent global spread.

Following this statement, on March 19 2020, the Argentine Government ordered the “Social, Preventive and Compulsory Isolation” (A.S.P.O. for its acronym in Spanish), by Necessity and Urgency Decree No. 297/2020, imposing the borders’ closure and stringent restrictions on domestic circulation of individuals. Such measures comprised several exceptions, including activities that were considered “essential” and, therefore, were excluded from such restrictions. Successive Necessity and Urgency Decrees extended the term of the mentioned measures until November 8, 2020. As of November 9, 2020, by Necessity and Urgency Decree No. 875/2020 and its amendments, it was established the Preventive and Compulsory Social Distancing (Di.S.P.O. for its acronym in Spanish) that is in full force and effect through February 28, 2021 and can be extended for as long as it may be considered necessary in view of the epidemiological situation.

Subsequently, on December 30, 2020, the Ministry of Health’s Resolution No. 2883/2020, approving the “Strategic COVID-19 Vaccination Plan” in the Republic of Argentina, was issued. It aimed to reduce morbidity, mortality, and socio-economic impacts of the pandemic, based on the stepped and progressive vaccination of certain population groups. As of the date of approval of these condensed interim consolidated financial statements, the said plan is in its initial implementation phase.

Because of the various measures adopted by the Argentine government, and within the scenario of the economic activity’s generalised recession, the Company has implemented a protocol establishing the working conditions to operate in strict compliance with the public health standards issued by national and provincial authorities, in order to minimize the risk of contagion of co-workers, clients and providers, and to enable the business continuity. It is worth emphasising that, as of the date of approval of these condensed interim consolidated financial statements, the COVID-19 pandemic continues to be a prevalent situation, the duration of which is uncertain, and the measures taken by the different authorities (national, provincial, and pertaining to town) in response thereto are constantly evolving.

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

Although the continuity of the Company’s operation has not been significantly affected, the extent of COVID-19's impact on the operational and financial performance will depend on the evolution of events (including the spread rate and duration, as well as the national and international governmental measures taken in such regard) and on the impact this situation may cause on our main clients, employees, and providers; all of which is uncertain and, at present, not possible to foresee. However, the Company’s Management does not anticipate that such impacts will affect the business continuity or the ability to meet financial commitments in the next twelve (12) months.

26. Restatement from US GAAP to IFRS

The US GAAP condensed interim consolidated statement of comprehensive loss for the three months ended March 31, 2020 has been reconciled to IFRS as follows:

	As reported US GAAP	Adjustment for final PPA (e)	Adjusted US GAAP	Adjustment reference				As restated IFRS
				$’000
	$’000	$’000	$’000	(a)	(b)	(c)	(d)	$’000

Revenue	$5,215	$-	$5,215	$-	$-	$-	$-	$5,215
Cost of sales	(2,448)	(94)	(2,542)	(220)	-	-	-	(2,762)
Gross profit	2,767	(94)	2,673	(220)	-	-	-	2,453

Operating income (expenses):
Exploration expenses	(694)	-	(694)	-	124	-	-	(570)
Administrative expenses	(1,115)	-	(1,115)	25	(163)	-	-	(1,253)
Share-based payments expense	(85)	-	(85)	-	-	-	-	(85)
Interest expense	(717)	-	(717)	-	-	-	-	(717)
Total operating expense:	(2,611)	-	(2,611)	25	(39)	-	-	(2,625)

Other income/(expenses)
Interest income	55	-	55	-	-	-	-	55
Gain/(loss) on foreign exchange	(5)	-	(5)	(818)	-	-	259	(564)
Accretion expense	(162)	-	(162)	-	-	156	-	(6)
Other income/(expenses)	728	-	728	-	-	-	-	728
Total other income/(expenses)	616	-	616	(818)	-	156	259	213
Income (loss) – before income taxes	772	(94)	678	(1,013)	(39)	156	259	41

Income tax benefit (expense)	(415)	-	(415)	76	-	-	(259)	(598)
Net income (loss)	$357	$(94)	$263	$(937)	$(39)	$156	$-	$(557)

Attributable to non-controlling interest	46	-	46	(36)	(2)	-	-	8
Attributable to equity share owners of the parent	311	(94)	217	(901)	(37)	156	-	(565)
	357	(94)	263	(937)	(39)	156		(557)
Other comprehensive income (loss) net of tax
Change in fair value of investment	(94)	-	(94)	-	-	-	-	(94)
Foreign currency translation adjustment	(1,521)	-	(1,521)	649	-	-	-	(872)
Total other comprehensive income (loss)	(1,615)	-	(1,615)	649	-	-	-	(966)
Total comprehensive income (loss)	$(1,258)	$(94)	$(1,352)	$(288)	$(39)	$156	$-	$(1,523)

Weighted average shares outstanding – basic and diluted	317,943,990	-	317,943,990	-	-	-	-	317,943,990

Net income (loss) per share – basic and diluted	$(0.002)	$-	$(0.002)	$-	$-	$-	$-	$(0.002)

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

The US GAAP components of shareholders' equity as at January 1, 2020 has been reconciled to IFRS as follows:

			Adjustment reference
	As reported US GAAP	Adjustment for final PPA (e)	(a)	(b)	(c)	(d)	As restated IFRS
Capital stock	$2,588	$-	$-	$-	$-	$-	$2,588
Accumulated Deficit	(174,270)	(169)	10	6,687	(1,655)	(16,738)	(186,135)
Contributed surplus	-	-	-	-	-	180,269	180,269
Accumulated other comprehensive income	(575)	-	-	-	-	18,961	18,386
Additional paid in capital	181,676	-	-	-	-	(181,676)	-
Total attributed to parent	$9,419	$(169)	$10	$6,687	$(1,655)	$816	$15,108
Non-controlling interest	(243)	-	(30)	(231)	-	(816)	(1,320)
Total	$9,176	$(169)	$(20)	$6,456	$(1,655)	$-	$13,788

The US GAAP components of shareholders' equity as at March 31, 2020 has been reconciled to IFRS as follows:

			Adjustment reference
	As reported US GAAP	Adjustment for final PPA (e)	(a)	(b)	(c)	(d)	As restated IFRS

Capital stock	$2,588	$-	$-	$-	$-	$-	$2,588
Accumulated Deficit	(173,959)	(178)	(211)	6,447	(1,673)	(17,126)	(186,700)
Contributed surplus	-	-	-	-	-	180,354	180,354
Accumulated other comprehensive income	(2,190)	-	-	-	-	19,610	17,420
Additional paid in capital	181,761	-	-	-	-	(181,761)	-
Total attributed to parent	$8,200	$(178)	$(211)	$6,447	$(1,673)	$1,077	$13,662
Non-controlling interest	(197)	-	(36)	(2)	-	(1,077)	(1,312)
Total	$8,003	$(178)	$(247)	$6,445	$(1,673)	$-	$12,350

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

The US GAAP consolidated statement of cash flows for the three months ended March 31, 2020 has been reconciled to IFRS as follows:

	As reported US GAAP	Adjustment	As restated IFRS
Cash flow from operating activities
Net loss	$357	$(914)	$(557)
Items not affecting cash
Depreciation of property, plant and equipment	427	316	743
Depreciation of mineral properties	-	150	150
Amortization of mining rights	25	-	25
Share based payment expense	85	-	85
Asset retirement obligation	(95)	95	-
Provisions	-	79	79
Accretion expense	162	(156)	6
Deferred tax expense/(benefit)	415	183	598
	1,376	(247)	1,129
Net change in non-cash working capital items
(Increase)/decrease in receivables	291	-	291
(Increase)/decrease in deferred tax assets	1,144	(1,144)	-
(Increase)/decrease in inventory	(780)	9	(771)
(Increase)/decrease in other financial assets	94	-	94
Increase/(decrease) in accounts payable and accrued liabilities	(9)	5	(4)
Increase/(decrease) in accounts payable and accrued liabilities with related parties	125	-	125
Increase/(decrease) in provision	(4)	-	(4)
Increase/(decrease) in transaction taxes payable	(28)	-	(28)
Increase/(decrease) in deferred tax liabilities	(881)	881	-
	(48)	(249)	(297)
Net cash provided by operating activities	1,328	(496)	832

Cash flows from investing activities
Purchase of property, plant and equipment	(271)	-	(271)
Purchase of mineral property	-	(139)	(139)
Proceeds from disposal of property, plant and equipment	14	(14)	-
Net cash used in investing activities	(257)	(153)	(410)

Cash flow from financing activities
Bank indebtedness (repayment)	(3,411)	-	(3,411)
Proceeds from loans with related parties	2,882	-	2,882
Repayment of loans	(37)	-	(37)
Net cash used in financing activities	(566)	-	(566)

Net increase (decrease) in cash	505	(649)	(144)
Effect of foreign exchange on cash	(491)	649	158
Cash, beginning of the period	685		685
Cash, end of the period	$699	$-	$699

Taxes paid	(28)	-	(28)
Interest paid	(7)	-	(7)
Supplemental non-cash information
Change in value of investments	(94)	-	(94)

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

The following summarizes the significant changes to the Company’s accounting policies upon the transition from US GAAP to IFRS:

a)	Hyperinflationary economies

Under US GAAP, once the Argentine Peso had been designated to be a highly inflationary economy, the Company was required to change the functional currency for those subsidiaries to the Company’s reporting currency USD.

In accordance with IAS 29, Financial Reporting in Hyperinflationary Economies, the Company’s subsidiaries’ financial statements with Argentine Peso functional currency are restated by applying a general price index and translated at closing rates before they are included in the consolidated financial statements. The subsidiary financial statements in hyperinflationary economies have used the Consumer Price Index (IPC) published by the National Institute of Statistics and Census (INDEC) as from January 2017 (base month: December 2016) and the Wholesale Price Index (IPIM) published by the INDEC to date, by computing for the months of November and December 2015, on which no INDEC information is available on changes in the IPIM, the IPC variation in the City of Buenos Aires.

b)	Development and exploration costs

Under US GAAP, development and exploration costs are expensed until the mineralization is classified as proven and probable and determination of the technical feasibility and the commercial viability of the property.

Under IFRS 6, Exploration for and Evaluation of Mineral Resources, the Company shall determine an accounting policy specifying which expenditures are capitalized as mineral properties. The Company has determined that exploration and development costs previously expensed under US GAAP will be capitalized under IFRS for the Cap-Oeste, Lomada de Leiva, Mina Martha and La Josefina mineral properties.

c)	Reclamation and remediation obligations

Under US GAAP, the present value of reclamation and remediation obligations are measured using a credit-adjusted risk free discount rate and the obligation is not remeasured for changes in the risk-free rate as the credit-adjusted risk-free rate used to initially measure the obligation is used for all subsequent reductions in the estimated gross future cash flows. Only if the estimated gross future cash flows are increased is the discount rate changed to reflect the current risk-free rate.

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the present value of reclamation and remediation obligations are measured using a risk-free discount rate at each statement of financial position date.

d)	Presentation differences

Some figures stated under US GAAP have been reclassified to conform with the presentation requirements under IFRS.

e)	Final purchase price allocation

Upon the reverse acquisition of Hunt Mining Corp., the Company was in the process of gathering the facts and circumstances to complete the assessment of the fair value of Hunt’s property, plant and equipment and mineral properties. The Company had recorded provisional amounts for these assets in the previous consolidated financial statements. On September 1, 2020 the Company completed the assessment of the fair value of these items. The December 31, 2019 consolidated financial statements have been restated as if the reverse acquisition was originally accounted for using the final purchase price allocation.

Patagonia Gold Corp.
Notes to the Consolidated Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - in thousands of U.S. dollars unless otherwise stated)

27.  Subsequent events

a)
On April 15, 2021 the Company entered into two definitive option agreements dated April 15, 2021 to acquire two projects Deseado Massif of southern Argentina. The first agreement with Mirasol Resources Ltd. and Mirasol’s wholly owned subsidiary Australis S.A., which grants the Company an option to acquire a 75% undivided interest in and to Australis’ rights and interest in the Homenaje project located in Santa Cruz Province, Argentina.  The second agreement grants the Company a 100% undivided interest in and to Australis’ rights and interest in the Nico project (the “Nico Project” or “Nico”) located in Santa Cruz Province, Argentina.

Homenaje Project

Pursuant to the Option Agreement, the Company has an option to earn a 75% managing, joint venture interest in the Homenaje Project over six years upon achievement of the following:

•	an initial work program over six years of $2,550,000 in exploration expenditures, including 2,500 meters of drilling, on the Homenaje Project;
•	expenditures on exploration activities with respect to the Homenaje Project (the “Exploration Expenditures”) of a minimum commitment of US$400,000 over the first 18-months;
•
following completion of the initial Exploration Expenditures and drilling obligations due within the first 30 months, Patagonia must complete a minimum of $400,000 of Exploration Expenditures in any 12-month period, and a minimum of $200,000 of Exploration Expenditures in any six-month period; and

•
a pre-feasibility study, prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects for a mineral resource of not less than 300,000 contained ounces of gold equivalent.

Upon Patagonia completing the Earn-In Obligations, Patagonia and the Vendors will hold 75% and 25%, respectively, in a joint venture company holding the Homenaje Project.

Nico Project

Pursuant to the terms of the Agreement, the Company has acquired the Vendors’ interest in the Nico Project in exchange for a 1.5% NSR royalty. If, by the end of the third year, the Nico Project has not been operated as a producing mine, or the Company has not produced and shipped minerals in commercial quantities (excluding bulk sampling or pilot plant operations, if any) from the Nico Project for a period of 30 consecutive days, Mirasol will have the right to regain full ownership of the Nico Project at no cost to Mirasol.